

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE



03059557

No Act
P.E. 7-1-03

August 12, 2003

B. Joseph Alley, Jr.
Arnall Golden Gregory LLP
2800 One Atlantic Center
1201 West Peachtree Street
Altanta, GA 30309-3450

Act: 1934
Section:
Rule: 14A-8
Public Availability: 12 AUG 2003

Re: Sysco Corporation
Incoming letter dated July 1, 2003

Dear Mr. Alley, Jr.:

This is in response to your letter dated July 1, 2003 concerning the shareholder proposal submitted to Sysco by Trinity Health, Dominican Sisters of Hope, Mercy Investment Program, Sisters, Servants of the Immaculate Heart of Mary of Monroe, Michigan, General Board of Pension and Health Benefits of the United Methodist Church, Adrian Dominican Sisters, Maryknoll Sisters of St. Dominic, Inc., Sisters of St. Joseph of Nazareth, Boston Common Asset Management, LLC and Sisters of Mercy, Regional Community of Detroit Charitable Trust. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all the correspondence will also be provided to the proponents.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Associate Director (Legal)

Enclosures

cc: Catherine Rowan
Corporate Responsibility Consultant
Trinity Health
766 Brady Ave., Apt. 635
Bronx, NY 10462

96021

Arnall Golden Gregory LLP

RECEIVED
2003 JUL -2 PM 4:43
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

Direct phone: 404.873.8688
Direct fax: 404.873.8689
E-mail: joseph.alley@agg.com
www.agg.com

July 1, 2003

Via UPS Next Day Air

Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 5th Street, N.W.
Washington, D.C. 20549

Re: Sysco Corporation; Proposal to Report on Genetically Modified Products; Notice of Intent to Omit Shareholder Proposal from Proxy Materials Pursuant to Rule 14a-8

Ladies and Gentlemen:

Pursuant to Rule 14a-8(j) of the Securities Exchange Act of 1934, as amended, on behalf of our client Sysco Corporation ("SYSCO" or the "Company"), we hereby give notice of the Company's intention to omit from its proxy statement and form of proxy for the Company's 2003 Annual Meeting of Shareholders (collectively the "Proxy Materials") a proposal and supporting statement (the "Proposal") submitted by Trinity Health and co-sponsored by Dominican Sisters of Hope, Sisters, Servants of the Immaculate Heart of Mary, General Board of Pension and Health Benefits of The United Methodist Church, Adrian Dominican Sisters, the Maryknoll Sisters, Sisters of St. Joseph of Nazareth, Mercy Investment Program, Sisters of Mercy, Regional Community of Detroit Charitable Trust and Boston Common Asset Management, LLC (collectively, the "Proponents") by letters dated May 6, 2003, May 14, 2003, May 22, 2003, May 8, 2003, May 6, 2003, May 19, 2003, May 12, 2003, May 14, 2003, May 14, 2003 and May 27, 2003, respectively.

We request the concurrence of the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") that no enforcement action will be recommended if the Company omits the Proposal from its Proxy Materials. Attached hereto as **Exhibit A** are copies of each of the letters from the Proponents and the Proposal.

The Company would appreciate the Staff's response to its request prior to August 30, 2003, which is the date by which the Company will need to finalize its Proxy Materials in order to meet its current timetable. The Company currently expects to file definitive copies of its Proxy Materials with the Commission on or about September 20, 2003.

The Proposal states as follows: "Shareholders request that our Board review the Company's policies for food products containing genetically engineered (GE) ingredients and report to shareholders by March 2004. This report, developed at reasonable cost and omitting proprietary information, will identify the risks, financial costs (including opportunity costs) and benefits, and environmental impacts of the continued use of GE-ingredients in food products sold or manufactured by the company."

Grounds for Exclusion

I. THE PROPOSAL MAY BE OMITTED UNDER RULE 14a-8(i)(3) SINCE IT IS MISLEADING IN VIOLATION OF RULE 14a-9 OF THE PROXY RULES

The Company believes that the Proposal and its Supporting Statement may be properly omitted from SYSCO's Proxy Materials pursuant to the provisions of Rules 14a-8(i)(3) and 14a-9. The specific reasons why the Company deems omission to be proper and the legal support for such conclusions are discussed below.

Rule 14a-8(i)(3) under the Exchange Act permits a company to omit from its proxy materials a shareholder proposal and any statement in support thereof "if the proposal or supporting statement is contrary to any of the Commission's proxy rules, including § 240.14a-9, which prohibits materially false or misleading statements in proxy soliciting materials." Rule 14a-9 under the Exchange Act provides, in pertinent part, that:

> "(a) No solicitation subject to this regulation shall be made by means of any proxy statement, form of proxy, notice of meeting or other communication, written or oral, containing any statement which, at the time and in the light of the circumstances under which it is made, is false or misleading with respect to any material fact, or which omits to state any material fact necessary in order to make the statements therein not false or misleading ...."

The Staff has concurred that a company could properly exclude entire shareholder proposals and supporting statements where they contained false and misleading statements or omitted material facts necessary to make such proposals and supporting statements not false and misleading. See, e.g. The Swiss Helvetia Fund, Inc. (March 6, 2001); Comshare, Incorporated (August 23, 2000); and General Magic, Inc. (May 1, 2000). The Staff also has concurred that a company could properly exclude portions of shareholder proposals and supporting statements from its proxy materials where they contained false and misleading statements or omitted material facts necessary to make such proposals and supporting statements not false and misleading. See, e.g., Peoples Energy Corporation (November 3, 2002); Peoples Energy Corporation (November 26, 2001); Phoenix Gold International, Inc. (November 5, 2001); National Fuel Gas Company (November 18, 1999); and CCBT Bancorp, Inc. (April 20, 1999).

The Proposal and the Supporting Statement may be excluded in their entirety under Rule 14a-8(i)(3) because they contain numerous statements that are false and misleading in violation of Rule 14a-9. Staff Legal Bulletin No. 14 ("SLB 14"), published on July 13, 2001, states that "when a proposal and supporting statement will require detailed and extensive editing in order to bring them into compliance with the proxy rules, [the Staff] may find it appropriate for companies to exclude the entire proposal, supporting statement, or both, as materially false or misleading." Requiring the Staff to spend large amounts of time reviewing shareholder proposals "that have obvious deficiencies in terms of accuracy, clarity or relevance ... is not beneficial to all participants in the [shareholder proposal] process and diverts resources away from analyzing core issues arising under rule 14a-8."

As set forth below, the Proposal and Supporting Statement contain the types of obvious deficiencies and inaccuracies that make Staff review unproductive and would require such detailed and extensive editing to eliminate or revise false and misleading statements that they must be completely excluded. In the alternative, if the Staff is unable to concur with our conclusion that the Proposal and Supporting Statement should be excluded in their entirety because of the numerous false and misleading statements contained therein, we respectfully request that the Staff recommend exclusion and/or revision of the statements discussed below.

The Proposal is misleading in at least the following respects:

1. The first, second and third bullet points of the Supporting Statement speak to crops engineered to produce pharmaceutical and/or industrial chemical products. SYSCO does not develop, manufacture or sell pharmaceutical or industrial chemical products, nor does SYSCO purchase or distribute food products that have been engineered to produce pharmaceuticals or chemicals, and the use of the statement in the Supporting Statement could mislead investors about the applicability of such products to SYSCO. SYSCO received a similar shareholder proposal last year from certain co-proponents, including a number of those named in this proposal. In last year's proposal, the Staff instructed the proposing shareholders to delete the following statement in the proposal's supporting statement: "GE-crops grown for pharmaceutical purposes, including contraceptive effects, may contaminate other crops and soil and adversely effect human health". SYSCO's request that the statement be deleted was based on the fact that SYSCO does not develop, manufacture or sell pharmaceutical or contraceptive products and that the use of the statement could mislead investors about the applicability of those products to SYSCO. As SYSCO's business has not changed since the prior year to include pharmaceutical and/or industrial chemical products, we urge the Staff to require the deletion of similar Supporting Statements mentioning those products this year. See, SYSCO Corporation (available September 4, 2002). In any event, the use of GE-crops for these purposes remains irrelevant to SYSCO's business.

2. The first bullet point of the Supporting Statement states that "the U.S. Department of Agriculture ["USDA"] ordered 155 acres of Iowa corn uprooted and incinerated" (emphasis added). The USDA's own press release, dated November 13, 2002, (see **Exhibit B**, third paragraph) noted only that it requested the destruction of the 155 acres, as to which the involved party complied. The inaccurate wording of the Supporting Statement could mislead investors regarding the

cooperative nature of the incident referenced and the degree of non-compliance of GE-crop producers with government agencies. Regardless of the inaccurate citation, SYSCO's business does not fit within the subject matter cited in the bullet as discussed in Paragraph 1 above.

3. The first and second sentences of the last bullet point of the Supporting Statement regarding contamination by Starlink corn do not support the conclusion that said contamination is illustrative of the "sudden and costly impact on products and markets" of GE foods. Proponents should be required to provide support for these statements or remove them in order to avoid misleading investors. The final sentence of the last bullet refers to an internal study to which no citation is given and predicts "billions of dollars in food industry losses." Either the internal study should be provided for review or the statement should be cited to a published source. If not, the statement should be deleted. Furthermore, this unsubstantiated statement does not disclose why there would be "billions of dollars in food industry losses" and how those alleged losses relate to GE foods. As a result, as written, this statement has great potential to mislead and confuse investors.

4. The Supporting Statement is misleading because it provides dates of issuance for some of the information but not for all of it. This is misleading because it implies that all of the information that is not dated is current. All non-current information should be properly dated.

Based on the foregoing it is apparent that the Proposal and Supporting Statement will mislead SYSCO's shareholders if they are included in the 2003 Proxy Materials. The Proposal combines irrelevant issues such as crops engineered with pharmaceuticals and/or industrial chemicals with food-related issues such as the integrity of the food supply and uses scare tactics, unfounded conclusions and uncited sources, that when taken as a whole, cause the Proposal and Supporting Statement to be incoherent and misleading. We therefore believe that the Proposal and Supporting Statement should be revised or otherwise should be excluded from the 2003 Proxy Materials pursuant to Rule 14a-8(i)(3) of the Proxy Rules since it violates Rule 14a-9 thereunder.

II. THE PROPOSAL MAY BE OMITTED UNDER RULE 14a-8(i)(6) SINCE THE COMPANY LACKS THE POWER AND AUTHORITY TO IMPLEMENT THE PROPOSAL WITHIN THE SPECIFIED TIME FRAME

Rule 14a-8(i)(6) under the Exchange Act permits a company to omit from its proxy materials a shareholder proposal "if the company would lack the power or authority to implement the proposal."

1. The introductory paragraph to the Shareholder Proposal requests SYSCO's Board of Directors to "review the Company's policies for food products containing genetically engineered (GE) ingredients and report to shareholders by March 2004." This request mirrors a similar shareholder proposal received last year that gave the same date, March 2004, with which to comply. See, SYSCO Corporation (available September 4, 2002). This proposal received less than 6% of the votes cast. Although last year the proponents acknowledged that 1½ years was an appropriate time frame in which to conduct the proposed study and prepare the requested report,

they have now reduced that time period by one year. It would be impossible for the Company to complete a review of the Company's policies regarding GE foods and prepare the requested report by March 2004. Although we feel the proposal should be excluded entirely for the reasons described, in the alternative we strongly suggest the date for compliance be extended.

III. FOUR OF THE CO-SPONSORS OF THE PROPOSAL MAY BE OMITTED UNDER RULE 14a-8(b) AND RULE 14a-8(f)(1) SINCE THE CO-SPONSORS DID NOT SUBMIT A WRITTEN STATEMENT FROM THE RECORD HOLDER VERIFYING THAT THE CO-SPONSORS HAVE CONTINUOUSLY HELD THE SECURITIES FOR AT LEAST ONE YEAR.

We have concluded that four of the co-sponsors of the Proposal, Sisters of St. Joseph of Nazareth, Mercy Investment Program, Sisters of Mercy, Regional Community of Detroit Charitable Trust and Boston Common Asset Management, LLC should be excluded as co-sponsors.

Each of the co-sponsors must have continuously held at least $2,000 in market value, or 1%, of SYSCO's securities entitled to be voted on the Proposal for at least one year by the date it submitted the Proposal. None of the above referenced co-sponsors appear in SYSCO's records as a record owner of SYSCO's common stock. None of the letters from each of these co-sponsors meets the standards for proof of eligibility applicable to shares held in "street" name as set forth in Rule 14a-8(b)(2)(i). That subsection requires a written statement from the record holder verifying that, at the time the proposal was submitted, the requisite number of shares had been continuously held for at least one year. None of the letters contained a statement from the record holder verifying proof of such ownership.

The letters from Sisters of St. Joseph of Nazareth, Mercy Investment Program, Sisters of Mercy, Regional Community of Detroit Charitable Trust and Boston Common Asset Management, LLC, dated May 12, 2003, May 14, 2003, May 14, 2003 and May 27, 2003, respectively, state that verification of ownership follows. On May 22, 2003, letters were sent via Federal Express for delivery on May 23, 2003 to Sisters of St. Joseph of Nazareth, Mercy Investment Program and Sisters of Mercy, Regional Community of Detroit Charitable Trust. On June 4, 2003, a letter was sent via UPS for delivery on June 5, 2003 to Boston Common Asset Management, LLC. The delivery dates of these notification letters, May 23, 2003 and June 5, 2003, were within the requisite 14-day response requirement imposed on SYSCO by Rule 14a-8(f)(1). Copies of these notification letters are attached hereto as **Exhibit C**.

These notification letters (i) explained, in detail, that Sisters of St. Joseph of Nazareth's, Mercy Investment Program's, Sisters of Mercy, Regional Community of Detroit Charitable Trust's and Boston Common Asset Management, LLC's submissions of the Proposal were not sufficient to substantiate each co-sponsor's eligibility to submit a proposal, (ii) requested that each of the co-sponsors provide SYSCO with the requisite proof of ownership under Rule 14a-8(b)(2)(i) or (ii), detailing what form that proof was required to take, and (iii) advised the co-sponsors that each of its responses needed to be provided to SYSCO no later than 14 days after their receipt of the notification letter. To date, we have not received a response from these co-sponsors providing the requisite proof of ownership. We therefore believe that these four entities may be excluded as co-sponsors of the Proposal.

Pursuant to Rule 14a-8(j), the Company, by copy of this letter, is notifying the Proponents of its intention to omit the Proposal from its Proxy Materials and exclude as co-proponents those entities that did not provide the requisite proof of ownership in the time required.

Should you have any questions or comments regarding the foregoing, please contact the undersigned at (404) 873-8688. Please acknowledge receipt of this letter and enclosures by stamping the enclosed additional copy of this letter and returning it in the enclosed self-addressed stamped envelope. We appreciate your attention to this request.

Sincerely,



B. Joseph Alley, Jr.

Enclosures

cc: Michael Nichols, Esq., Sysco Corporation
Ann Gullion, Esq., Sysco Corporation
Catherine Rowan, Trinity Health
Patricia A. Warbritton, Sisters of St. Joseph of Nazareth
Valerie Heinonen, Sisters of Mercy, Regional Community of Detroit Charitable Trust
Valerie Heinonen, Mercy Investment Program
Catherine Rowan, Maryknoll Sisters
Nancy Seubert, Sisters, Servants of the Immaculate Heart of Mary
Margaret Weber, Adrian Dominican Sisters
Vidette Bullock Mixon, General Board of Pension and Health Benefits of The United Methodist Church
Valerie Heinonen, Dominican Sisters of Hope

Exhibit A

5/22/03

Catherine Rowan
Corporate Responsibility Consultant

766 Brady Ave., Apt. 635
Bronx, NY 10462

Phone: 718-822-0820
Fax: 718-504-4787
Email: rowan@bestweb.net

May 6, 2003

Mr. Richard J. Schneiders
Chair and Chief Executive Officer
SYSCO Corporation
1390 Enclave Parkway
Houston, TX 77077-2099

Dear Mr. Schneiders:

Trinity Health, with an investment position of 38,814 shares of common stock in SYSCO Corporation, looks for social and environmental as well as financial accountability in its investments.

Proof of ownership of common stock in SYSCO Corporation is enclosed. Trinity Health has continuously held stock in SYSCO for over one year and intends to retain the requisite number of shares through the date of the Annual Meeting.

For the past three years, Trinity Health and several other SYSCO institutional investors have presented to our company concerns regarding genetically engineered foods and SYSCO's operations. In particular, we are concerned about potential liability, unanticipated risks to human health and the environment, and transparency regarding company policies and practices in relation to the sales of foods that may contain genetically engineered ingredients.

Acting on behalf of Trinity Health, I am authorized to notify you of Trinity Health's intention to present the enclosed proposal requesting a report on the impacts of genetically engineered food on our company for consideration and action by the stockholders at the next annual meeting, and I hereby submit it for inclusion in the proxy statement n accordance with Rule 14-a-8 of the General Rules and Regulations of the Securities Exchange Act of 1934.

Trinity Health requests that it be listed as the lead sponsor of this resolution in the company's annual proxy statement. On matters pertaining to this resolution I will serve as liaison between shareholders and the company. Please address any correspondence on this issue to me.

We look forward to discussing the issues surrounding the impact of genetically engineered food at your earliest convenience.

Sincerely,



Catherine Rowan
Corporate Responsibility Consultant

Enc.

Report on Impacts of Genetically Engineered Food
SYSCO

RESOLVED: Shareholders request that our Board review the Company's policies for food products containing genetically engineered (GE) ingredients and report to shareholders by March 2004. This report, developed at reasonable cost and omitting proprietary information, will identify the risks, financial costs (including opportunity costs) and benefits, and environmental impacts of the continued use of GE-ingredients in food products sold or manufactured by the company.

For the past three years several SYSCO institutional investors have presented concerns regarding GE to the company's attention.
While our Company agreed to form a task force to study issues surrounding GE food vis-à-vis SYSCO's operations, shareholders are not aware of any substantive report on this issue.
We urge that this report:

1) Identify the scope of the Company's products that are derived from or contain GE ingredients;
2) Outline a contingency plan for sourcing non-GE ingredients should circumstances so require.

We believe that in undertaking this review, SYSCO addresses issues of financial, legal and reputation risk, competitive advantage and brand name loyalty in the marketplace.

Supporting Statement:

- Crops engineered to produce pharmaceuticals/industrial chemicals could pollute the food system. Fearing that pollen from corn not approved for human consumption may have spread to nearby fields of ordinary corn, the U.S. Department of Agriculture ordered 155 acres of Iowa corn uprooted and incinerated (9/2002); 500,000 bushels of soybeans in Nebraska were quarantined due to contamination by small amounts of a test pharmaceutical/industrial crop (11/2002).
- The National Food Processors Association has stated (11/02): "There is an unacceptable risk to the food supply associated with the use of food and feed crops as 'factories' for the production of pharmaceuticals or industrial chemicals without mandatory regulations and necessary verification in place."
- The Grocery Manufacturers of America has called on the Food and Drug Administration (FDA) to implement stronger regulations for pharmaceuticals crops to ensure the safety and integrity of the U.S. food supply (2/2003).
- The National Academy of Sciences report (8/2002) *Animal Biotechnology: Science-Based Concerns* cautions that the current regulatory system is inadequate to address "potential hazards, particularly in the environmental area." (p.14)
- Biotechnology companies are encouraged—but not required—to submit safety-testing data to the FDA for its review. According to the Center for Science in the Public Interest (1/2003), the FDA lacks both the authority and the information to adequately evaluate the safety of GE foods.
- FDA does not assure the safety of GE products; it is the developer's responsibility to assure that the food is safe.
- In December 2002, StarLink corn, which is not approved for human consumption, was detected in a U.S. corn shipment to Japan. StarLink was first discovered to have contaminated U.S. corn supplies in September 2000, triggering a recall of 300 products. These instances illustrate the problem controlling GE crops and the sudden and costly impact on products and markets. An internal study conducted for Kellogg, ConAgra, Unilever and Aventis predicted "billions" of dollars in food industry losses.

60 South LaSalle Street
Chicago, IL 60697



Northern Trust

May 2, 2003

Ms. Catherine Rowan
766 Brady Avenue
Apt 635
Bronx, NY 10462

Dear Cathy,

This letter will certify that Northern Trust, as Trustee/Custodian, currently holds for the beneficial interest of Trinity Health 38,814 shares of Sysco Food Corp.

Further, please note that Northern Trust has continuously held at least $2,500 in market value of Sysco Food Corp. common stock on behalf of Trinity Health since on or before May 1, 2002.

Best regards,

Elizabeth Fitzpatrick Carey
Vice President

TOTAL P.02



Mercy Investment Program

Valerie Heinonen, o.s.u., Consultant, Corporate Social Responsibility
205 Avenue C, #10E ~ New York, NY 10009
Phone and Fax: 1-212-674-2542 ~ E-mail: heinonenv@juno.com

May 14, 2003

Richard J. Schneiders
Chair and Chief Executive Officer
Sysco Corporation
1390 Enclave Parkway
Houston, TX 77077

Dear Mr. Schneiders:

Following are the filing letters for the Dominican Sisters of Hope, Mercy Investment Program and Sisters of Mercy Regional Community of Detroit Charitable Trust together with one copy of a shareholder resolution addressing genetically engineered food products. I am faxing just one copy of the resolution in the interest of saving paper.

I will mail the materials to you today. In each case, the institution's investment manager or stock custodian has been asked to provide proof of ownership.

Thank you.

Yours truly,

Valerie Heinonen, o.s.u.
Consultant, Corporate Social Responsibility


RECEIVED
MAY 15 2003
LEGAL DEPARTMENT

5 p.



Dominican Sisters of Hope
FINANCE OFFICE

May 14, 2003

Mr. Richard J. Schneiders
Chair and Chief Executive Officer
SYSCO Corporation
1390 Enclave Parkway
Houston, TX 77077-2099

Dear Mr. Schneiders:

On behalf of the Dominican Sisters of Hope, I am authorized to submit the following resolution which asks the Board to review Company policies for food products containing genetically engineered ingredients and report to shareholders by March 2004, for inclusion in the 2003 proxy statement under Rule 14 a-8 of the General Rules and Regulations of the Securities Exchange Act of 1934. The Dominican Sisters are cosponsoring the resolution with Trinity Health and others associated with the Interfaith Center on Corporate Responsibility. We would appreciate indication in the proxy statement that the Dominican Sisters of Hope are a cosponsor of the resolution.

The Dominican Sisters of Hope are the beneficial owner of more than 4000 shares of Sysco stock. Verification of ownership is being sent to you. We plan to hold the stock at least until the time of the annual meeting and will be present in person or by proxy at that meeting.

We continue to believe that genetically engineered ingredients and food products are a growing concern. Health, environmental and business aspects of GE foods have caused us to take part in conversations on this issue and led us to cosponsor this resolution. We believe that the issue may be of importance to all Sysco shareholders.

We look forward to resuming our dialogue on this issue under coordination with Trinity Health.

Yours truly,





Valerie Heinonen, o.s.u.
Consultant, Corporate Social Responsibility

320 Powell Avenue Newburgh, New York 12550-3498 Tel: 914-561-6520
Fax: 914-569-8139 E-mail: ecarney@ophope.org WebSite: www.ophope.org

Report on Impacts of Genetically Engineered Food
SYSCO

RESOLVED: Shareholders request that our Board review the Company's policies for food products containing genetically engineered (GE) ingredients and report to shareholders by March 2004. This report, developed at reasonable cost and omitting proprietary information, will identify the risks, financial costs (including opportunity costs) and benefits, and environmental impacts of the continued use of GE-ingredients in food products sold or manufactured by the company.

For the past three years several SYSCO institutional investors have presented concerns regarding GE to the company's attention.
While our Company agreed to form a task force to study issues surrounding GE food vis-à-vis SYSCO's operations, shareholders are not aware of any substantive report on this issue.
We urge that this report:

1) Identify the scope of the Company's products that are derived from or contain GE ingredients;
2) Outline a contingency plan for sourcing non-GE ingredients should circumstances so require.

We believe that in undertaking this review, SYSCO addresses issues of financial, legal and reputation risk, competitive advantage and brand name loyalty in the marketplace.

Supporting Statement:

- Crops engineered to produce pharmaceuticals/industrial chemicals could pollute the food system. Fearing that pollen from corn not approved for human consumption may have spread to nearby fields of ordinary corn, the U.S. Department of Agriculture ordered 155 acres of Iowa corn uprooted and incinerated (9/2002); 500,000 bushels of soybeans in Nebraska were quarantined due to contamination by small amounts of a test pharmaceutical/industrial crop (11/2002).
- The National Food Processors Association has stated (11/02): "There is an unacceptable risk to the food supply associated with the use of food and feed crops as 'factories' for the production of pharmaceuticals or industrial chemicals without mandatory regulations and necessary verification in place."
- The Grocery Manufacturers of America has called on the Food and Drug Administration (FDA) to implement stronger regulations for pharmaceuticals crops to ensure the safety and integrity of the U.S. food supply (2/2003).
- The National Academy of Sciences report (8/2002) *Animal Biotechnology: Science-Based Concerns* cautions that the current regulatory system is inadequate to address "potential hazards, particularly in the environmental area." (p.14)
- Biotechnology companies are encouraged—but not required—to submit safety-testing data to the FDA for its review. According to the Center for Science in the Public Interest (1/2003), the FDA lacks both the authority and the information to adequately evaluate the safety of GE foods.
- FDA does not assure the safety of GE products; it is the developer's responsibility to assure that the food is safe.
- In December 2002, StarLink corn, which is not approved for human consumption, was detected in a U.S. corn shipment to Japan. StarLink was first discovered to have contaminated U.S. corn supplies in September 2000, triggering a recall of 300 products. These instances illustrate the problem controlling GE crops and the sudden and costly impact on products and markets. An internal study conducted for Kellogg, ConAgra, Unilever and Aventis predicted "billions" of dollars in food industry losses.

Rec'd 5/20/03

Fiduciary
Trust
International

Fiduciary Trust Company International
600 Fifth Avenue
New York, NY 10020-2302
(212) 632-3000

Mr. Richard J. Schneiders
SYSCO Corporation
1390 Enclave Parkway
Houston, TX 77077 – 2099

May 15, 2003

Re: Dominican Sisters of Hope

Sir:

We are sending this letter as confirmation that Fiduciary Trust Company International, as custodian for Dominican Sisters of Hope, has held 100 shares of SYSCO Corp. during the last year in custodial account # 420423510.
The shares are held in our Depository Trust participant # 937 account.
If you require any more information, please feel free to call me at (212) 632 – 3078.

Sincerely,



Ray Sileikis
Account Administrator



SISTERS, SERVANTS OF THE
IMMACULATE
HEART of MARY

610 West Elm Avenue, Monroe, MI 48162-7909 · 734/241-0092 · fax 734/241-9114

Rec'd
5/29/03

May 22, 2003

To Ann Gullio

Mr. Richard J. Schneiders
Chair and Chief Executive Officer
SYSCO Corporation
1390 Enclave Parkway
Houston, TX 77077

Dear Mr. Schneiders,

The Sisters, Servants of the Immaculate Heart of Mary of Monroe, Michigan have a deep concern about food products containing genetically engineered (GE) ingredients. This issue has been the focus of vigorous international study and discussion among environmental scientists and consumers alike. Current research indicates that GE agricultural products may be harmful to humans, animals, and the environment. Hence, we believe that the use of genetically engineered crops/food is a serious public health and environmental issue that warrants the attention of SYSCO's management and shareholders. We are asking the Board to review SYSCO's policies for food products containing genetically engineered ingredients, identifying the scope of the Company's products that are derived from or contain GE ingredients and outlining a contingency plan for sourcing non-GE ingredients, and to report to shareholders by March, 2004.

Thus, in conjunction with Trinity Health and other institutional investors, we submit the enclosed resolution as beneficial owners of SYSCO stock for inclusion in the 2003 proxy statement under Rule 14 a-8 of the general rules and regulations of the Securities Exchange Act of 1934. We would appreciate indication in the proxy statement that the Congregation of Sisters, Servants of the Immaculate Heart of Mary (Monroe, MI) is a co-sponsor of this resolution. A representative of the filers will attend the stockholders meeting to move the resolution as required by SEC Rules.

A letter containing verification of ownership will be sent to you soon under separate cover. We have held over $2,000 worth of stock for over a year and will continue to hold shares in the company through the stockholders meeting.

Together with other institutional investors we are committed to and value ongoing dialogue.

Sincerely,

Nancy Seubert

Nancy Seubert
Coordinator, The IHM Office for Justice and Sustainability
Sisters, Servants of the Immaculate Heart of Mary

NS:ss

cc: Catherine Rowan, Trinity Health
ICCR

Enclosure

Report on Impacts of Genetically Engineered Food
SYSCO

RESOLVED: Shareholders request that our Board review the Company's policies for food products containing genetically engineered (GE) ingredients and report to shareholders by March 2004. This report, developed at reasonable cost and omitting proprietary information, will identify the risks, financial costs (including opportunity costs) and benefits, and environmental impacts of the continued use of GE-ingredients in food products sold or manufactured by the company.

For the past three years several SYSCO institutional investors have presented concerns regarding GE to the company's attention.
While our Company agreed to form a task force to study issues surrounding GE food vis-à-vis SYSCO's operations, shareholders are not aware of any substantive report on this issue.
We urge that this report:

1) Identify the scope of the Company's products that are derived from or contain GE ingredients;
2) Outline a contingency plan for sourcing non-GE ingredients should circumstances so require.

We believe that in undertaking this review, SYSCO addresses issues of financial, legal and reputation risk, competitive advantage and brand name loyalty in the marketplace.

Supporting Statement:

- Crops engineered to produce pharmaceuticals/industrial chemicals could pollute the food system. Fearing that pollen from corn not approved for human consumption may have spread to nearby fields of ordinary corn, the U.S. Department of Agriculture ordered 155 acres of Iowa corn uprooted and incinerated (9/2002); 500,000 bushels of soybeans in Nebraska were quarantined due to contamination by small amounts of a test pharmaceutical/industrial crop (11/2002).
- The National Food Processors Association has stated (11/02): "There is an unacceptable risk to the food supply associated with the use of food and feed crops as 'factories' for the production of pharmaceuticals or industrial chemicals without mandatory regulations and necessary verification in place."
- The Grocery Manufacturers of America has called on the Food and Drug Administration (FDA) to implement stronger regulations for pharmaceuticals crops to ensure the safety and integrity of the U.S. food supply (2/2003).
- The National Academy of Sciences report (8/2002) *Animal Biotechnology: Science-Based Concerns* cautions that the current regulatory system is inadequate to address "potential hazards, particularly in the environmental area." (p.14)
- Biotechnology companies are encouraged—but not required—to submit safety-testing data to the FDA for its review. According to the Center for Science in the Public Interest (1/2003), the FDA lacks both the authority and the information to adequately evaluate the safety of GE foods.
- FDA does not assure the safety of GE products; it is the developer's responsibility to assure that the food is safe.
- In December 2002, StarLink corn, which is not approved for human consumption, was detected in a U.S. corn shipment to Japan. StarLink was first discovered to have contaminated U.S. corn supplies in September 2000, triggering a recall of 300 products. These instances illustrate the problem controlling GE crops and the sudden and costly impact on products and markets. An internal study conducted for Kellogg, ConAgra, Unilever and Aventis predicted "billions" of dollars in food industry losses.



Financial West Group

Equity Trading
2663 Townsgate Road
Westlake Village, CA 91361
PHONE (805) 497-9222
FAX (805) 495-9935

Fax

To:	Judith Grounds	From:	Dan Duong
Fax:	734-240-9782	Pages:	01
Phone:		Date:	05/29/03
Re:	SYY holding verification	CC:	Jeffery Howell

☐ Urgent ☑ For Review ☐ Please Comment ☐ Please Reply ☐ Please Recycle

Dear Ms. Grounds:

Per your request, please accept this correspondence as verification that a holding of 200 common shares of Sysco Corporation (NYSE: SYY), is currently held in SSIHM's brokerage account with Financial West Group (OP 30704 80). Our records indicate that the purchase date of 200 SYY common shares was December 21, 2000.

If you have any questions or concerns, please feel free to contact me at (805) 497-9222 x1109.

Yours truly,

Dan H. Duong
Equity Trading Supervisor

Rec'd 5/21/03

GENERAL BOARD OF PENSION
AND HEALTH BENEFITS OF
THE UNITED METHODIST CHURCH



1201 Davis Street
Evanston, Illinois 60201-4118
1.800.851.2201

May 8, 2003

Mr. Richard J. Schneiders
Chair and Chief Executive Officer
SYSCO Corporation
1390 Enclave Parkway
Houston, TX 77077-2099

Dear Mr. Schneiders:

The General Board of Pension and Health Benefits of The United Methodist Church administers and invests pension funds in excess of $10 billion for over 67,000 of its active and retired participants. The General Board has consistently maintained its commitment to be a socially responsible investor, by investing in funds and corporations which have a positive impact on our society. The General Board of Pension and Health Benefits is the beneficial owner of 484,657 shares of common stock of SYSCO Corporation.

For the past three years, representatives of the General Board have joined Trinity Health and several other SYSCO institutional investors in discussions regarding genetically engineered foods and SYSCO's operations. In particular, we are concerned about potential liability, unanticipated risks to human health and the environment, and transparency regarding company policies and practices in relation to the sales of foods that may contain genetically engineered ingredients. It is still our belief that this is a very important issue and one that requires further discussion and management's attention.

Therefore, I am hereby authorized to notify you of our intention to co-file with Trinity Health this resolution for consideration and action by the stockholders at the 2003 Annual Meeting of SYSCO Corporation. We also request that the resolution and our support of it be noted in the proxy statement in accordance with Rule 14-A-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934.

The General Board has held a number of SYSCO shares, with a value of at least $2,000.00 for at least twelve months prior to the filing of this proposed 2003 shareholder resolution. Proof of the General Board's ownership of these shares is enclosed. It is our intent to maintain ownership of SYSCO stock through the date of the Annual Meeting.

While we recognize that Cathy Rowan is the lead shareholder representative for this resolution, the General Board welcomes the opportunity to continue dialogue with management about this matter.

Sincerely,

Vidette Bullock Mixon

Vidette Bullock Mixon
Director of Corporate Relations
and Social Concerns

Report on Impacts of Genetically Engineered Food
SYSCO

RESOLVED: Shareholders request that our Board review the Company's policies for food products containing genetically engineered (GE) ingredients and report to shareholders by March 2004. This report, developed at reasonable cost and omitting proprietary information, will identify the risks, financial costs (including opportunity costs) and benefits, and environmental impacts of the continued use of GE-ingredients in food products sold or manufactured by the company.

For the past three years several SYSCO institutional investors have presented concerns regarding GE to the company's attention.
While our Company agreed to form a task force to study issues surrounding GE food vis-à-vis SYSCO's operations, shareholders are not aware of any substantive report on this issue.
We urge that this report:

1) Identify the scope of the Company's products that are derived from or contain GE ingredients;
2) Outline a contingency plan for sourcing non-GE ingredients should circumstances so require.

We believe that in undertaking this review, SYSCO addresses issues of financial, legal and reputation risk, competitive advantage and brand name loyalty in the marketplace.

Supporting Statement:

- Crops engineered to produce pharmaceuticals/industrial chemicals could pollute the food system. Fearing that pollen from corn not approved for human consumption may have spread to nearby fields of ordinary corn, the U.S. Department of Agriculture ordered 155 acres of Iowa corn uprooted and incinerated (9/2002); 500,000 bushels of soybeans in Nebraska were quarantined due to contamination by small amounts of a test pharmaceutical/industrial crop (11/2002).
- The National Food Processors Association has stated (11/02): "There is an unacceptable risk to the food supply associated with the use of food and feed crops as 'factories' for the production of pharmaceuticals or industrial chemicals without mandatory regulations and necessary verification in place."
- The Grocery Manufacturers of America has called on the Food and Drug Administration (FDA) to implement stronger regulations for pharmaceuticals crops to ensure the safety and integrity of the U.S. food supply (2/2003).
- The National Academy of Sciences report (8/2002) *Animal Biotechnology: Science-Based Concerns* cautions that the current regulatory system is inadequate to address "potential hazards, particularly in the environmental area." (p.14)
- Biotechnology companies are encouraged—but not required—to submit safety-testing data to the FDA for its review. According to the Center for Science in the Public Interest (1/2003), the FDA lacks both the authority and the information to adequately evaluate the safety of GE foods.
- FDA does not assure the safety of GE products; it is the developer's responsibility to assure that the food is safe.
- In December 2002, StarLink corn, which is not approved for human consumption, was detected in a U.S. corn shipment to Japan. StarLink was first discovered to have contaminated U.S. corn supplies in September 2000, triggering a recall of 300 products. These instances illustrate the problem controlling GE crops and the sudden and costly impact on products and markets. An internal study conducted for Kellogg, ConAgra, Unilever and Aventis predicted "billions" of dollars in food industry losses.

Mellon Bank

Mellon Bank N.A.
Mellon Bank Center
Pittsburgh, PA 15258-0001

May 7, 2003

Ms. Vidette Bullock Mixon
The General Board of Pension and Health
Benefits of the United Methodist Church
1201 Davis Street
Evanston, IL 60201

Dear Vidette:

This letter is in response to your request for confirmation that the General Board of Pension and Health Benefits of the United Methodist Church has owned shares of Sysco Corporation for at least one year since April 30, 2002 and such investment had a market value of at least $2,000.00

This security is currently held by Mellon Trust, Master Custodian, for the General Board of Pension and Health Benefits of the United Methodist Church in our nominee name at Depository Trust Company.

Please contact me directly at 412-236-1440 with any questions.

Sincerely,



Lee F. Schmitt
Service Delivery Officer
Mellon Trust

Rec'd 5/21/03



ADRIAN DOMINICAN SISTERS
1257 East Siena Heights Drive
Adrian, Michigan 49221-1793
517-266-3400 Phone
517-266-3524 Fax
Portfolio Advisory Board

May 6, 2003

Mr. Richard J. Schneiders
Chair and Chief Executive Officer
Sysco Corporation
1390 Enclave Parkway
Houston, TX 77077

Dear Mr. Schneiders:

In conjunction with Trinity Health, the Adrian Dominican Sisters, beneficial owners of SYSCO stock, submit the enclosed resolution which asks the Board *to review the Company's policies for food products containing genetically engineered (GE) ingredients and report to shareholders by March 2004,* for inclusion in the 2003 proxy statement under Rule 14 a-8 of the general rules and regulations of the Securities Exchange Act of 1934. We would appreciate indication in the proxy statement that the Adrian Dominican Sisters are a co-sponsor of this resolution. A representative of the filers will attend the stockholders meeting to move the resolution as required by the SEC Rules.

We enclose verification of ownership. We have held over $2,000 worth of stock for over a year and will continue to hold shares in the company through the stockholders meeting.

From the perspectives of environmental sciences and acceptance by consumers, genetically engineered food remains the focus of vigorous study and discussion domestically and internationally. Hence we continue to believe the issue is of sufficient importance to SYSCO shareholders. Recent testimony by Frito-Lay to the Texas House Agriculture and Livestock Committee regarding food crops used to produce pharmaceuticals or industrial chemicals is just one indication that the issue of genetically engineered crops/food is current and worthy of SYSCO management's attention.

We are eager to engage in dialogue, in conjunction with Trinity Health.

Sincerely yours,

Margaret Weber

Margaret Weber
Coordinator of Corporate Responsibility
Adrian Dominican Sisters

cc: Catherine Rowan, Trinity Health
ICCR

Report on Impacts of Genetically Engineered Food
SYSCO

RESOLVED: Shareholders request that our Board review the Company's policies for food products containing genetically engineered (GE) ingredients and report to shareholders by March 2004. This report, developed at reasonable cost and omitting proprietary information, will identify the risks, financial costs (including opportunity costs) and benefits, and environmental impacts of the continued use of GE-ingredients in food products sold or manufactured by the company.

For the past three years several SYSCO institutional investors have presented concerns regarding GE to the company's attention.
While our Company agreed to form a task force to study issues surrounding GE food vis-à-vis SYSCO's operations, shareholders are not aware of any substantive report on this issue.
We urge that this report:

1) Identify the scope of the Company's products that are derived from or contain GE ingredients;
2) Outline a contingency plan for sourcing non-GE ingredients should circumstances so require.

We believe that in undertaking this review, SYSCO addresses issues of financial, legal and reputation risk, competitive advantage and brand name loyalty in the marketplace.

Supporting Statement:

- Crops engineered to produce pharmaceuticals/industrial chemicals could pollute the food system. Fearing that pollen from corn not approved for human consumption may have spread to nearby fields of ordinary corn, the U.S. Department of Agriculture ordered 155 acres of Iowa corn uprooted and incinerated (9/2002); 500,000 bushels of soybeans in Nebraska were quarantined due to contamination by small amounts of a test pharmaceutical/industrial crop (11/2002).
- The National Food Processors Association has stated (11/02): "There is an unacceptable risk to the food supply associated with the use of food and feed crops as 'factories' for the production of pharmaceuticals or industrial chemicals without mandatory regulations and necessary verification in place."
- The Grocery Manufacturers of America has called on the Food and Drug Administration (FDA) to implement stronger regulations for pharmaceuticals crops to ensure the safety and integrity of the U.S. food supply (2/2003).
- The National Academy of Sciences report (8/2002) *Animal Biotechnology: Science-Based Concerns* cautions that the current regulatory system is inadequate to address "potential hazards, particularly in the environmental area." (p.14)
- Biotechnology companies are encouraged—**but not required**—to submit safety-testing data to the FDA for its review. According to the Center for Science in the Public Interest (1/2003), the FDA lacks both the authority and the information to adequately evaluate the safety of GE foods.
- FDA does not assure the safety of GE products; it is the developer's responsibility to assure that the food is safe.
- In December 2002, StarLink corn, which is not approved for human consumption, was detected in a U.S. corn shipment to Japan. StarLink was first discovered to have contaminated U.S. corn supplies in September 2000, triggering a recall of 300 products. These instances illustrate the problem controlling GE crops and the sudden and costly impact on products and markets. An internal study conducted for Kellogg, ConAgra, Unilever and Aventis predicted "billions" of dollars in food industry losses.

Comerica

Comerica Bank

Institutional Trust
Client Administration M/C 3462
P. O. Box 75000
Detroit, Michigan 48275
FAX (313) 222-7041

April 3, 2003

Ms. Margaret Weber
Coordinator of Corporate Responsibility
Portfolio Advisory Board
Adrian Dominican Sisters
1257 East Siena Heights Drive
Adrian, Michigan 49221-1793

RE: ADRIAN DOMINICAN SISTERS - PATRIMONY - GARD RUSSO & GARD ACCOUNT # 02-01-100-0782351

Dear Ms. Weber:

In regard to your request for a verification of holdings, the above referenced account currently holds 1,900 shares of SYSCO common stock. The attached list indicates the date the stock was acquired.

Please feel free to contact me should you have any additional questions or concerns.

Sincerely,



Daniel J. Molnar
Vice President
(313) 222-7946

Page: 1 Document Name: Dan Molnar

TS11 ____ __ AC 0782351 BK 02 01 100 AS __ 871829107 NA 070040 ______ TH ______
K1 ____________________ MG A001 K2 5200070755075 ID
04/03 08:09

- LOT DETAIL -

ADRIAN DOMINICAN SIS - PATRIMONY SYSCO

PRIN CASH 890,694.02 PRICE 26.84000 04/02/03
YTD ST GL 204,063.78- INC RATE .440000000
YTD MT GL .00 WRITE DOWN 2 LIFO
YTD LT GL 743,494.83- INV 673 GARDNER INVESTMENTS
ADM 001 DAN MOLNAR RS 12 WH 12 UNT 1,900.0000

ACQ-DT	LOT-NO	CB	INVEST	FED/STATE	UNITS/COST	UNREALIZED
02/25/00	2000056000	0		30,558.08	1,900.0000 16.083	20,437 P

*** TOTAL *** 37,855.43

Date: 04/03/2003 Time: 08:09:59 AM

Comerica

Comerica Bank

Institutional Trust
Client Administration M/C 3462
P. O. Box 75000
Detroit, Michigan 48275
FAX (313) 222-7041

April 3, 2003

Ms. Margaret Weber
Coordinator of Corporate Responsibility
Portfolio Advisory Board
Adrian Dominican Sisters
1257 East Siena Heights Drive
Adrian, Michigan 49221-1793

RE: ADRIAN DOMINICAN SISTERS - MINISTRY - GARD RUSSO & GARD
ACCOUNT # 02-01-100-0782343

Dear Ms. Weber:

In regard to your request for a verification of holdings, the above referenced account currently holds 2,700 shares of SYSCO common stock. The attached list indicates the date the stock was acquired.

Please feel free to contact me should you have any additional questions or concerns.

Sincerely,



Daniel J. Molnar
Vice President
(313) 222-7946

```
TS11 ____ __ AC 0782343 BK 02 01 100 AS __ 871829107 NA 070040 ______ TH ______
K1 ____________________ MG A001 K2 5200070755075                       ID
04/03                                                                  08:09
                        - LOT DETAIL -
ADRIAN DOMINICAN SIS-MINISTRY TR        SYSCO

PRIN CASH     3,201,911.78              PRICE          26.84000   04/02/03
YTD ST GL       120,220.23-             INC RATE         .440000000
YTD MT GL              .00              WRITE DOWN 2 LIFO
YTD LT GL       653,841.75-             INV 673 GARDNER INVESTMENTS
ADM 001 DAN MOLNAR                      RS 12  WH 12 UNT       2,700.0000
 ACQ-DT    LOT-NO    CB    INVEST    FED/STATE     UNITS/COST    UNREALIZED
02/25/00  2000056000  0              43,424.64      2,700.0000      29,043 P
                                                       16.083

  *** TOTAL ***        54,549.20
```

Comerica

Comerica Bank

Institutional Trust
Client Administration M/C 3462
P. O. Box 75000
Detroit, Michigan 48275
FAX (313) 222-7041

April 3, 2003

Ms. Margaret Weber
Coordinator of Corporate Responsibility
Portfolio Advisory Board
Adrian Dominican Sisters
1257 East Siena Heights Drive
Adrian, Michigan 49221-1793

RE: ADRIAN DOMINICAN SISTERS - GENERALATE - GARD RUSSO & GARD ACCOUNT # 02-01-100-0782335

Dear Ms. Weber:

In regard to your request for a verification of holdings, the above referenced account currently holds 4,400 shares of SYSCO common stock. The attached list indicates the date the stock was acquired.

Please feel free to contact me should you have any additional questions or concerns.

Sincerely,



Daniel J. Molnar
Vice President
(313) 222-7946

```
TS11 ____ __ AC 0782335 BK 02 01 100 AS __ 871829107 NA 070040 ______ TH ______
K1 _____________________ MG A001 K2 5200070755075                      ID
04/03                                                                   08:09
                         - LOT DETAIL -
ADRIAN DOMINICAN SIS -GENERALATE          SYSCO

PRIN CASH      2,094,008.65               PRICE            26.84000   04/02/03
YTD ST GL        372,137.20-              INC RATE           .440000000
YTD MT GL               .00               WRITE DOWN 2 LIFO
YTD LT GL      1,906,685.02-              INV 673 GARDNER INVESTMENTS
ADM 001 DAN MOLNAR                        RS 12   WH 12 UNT        4,400.0000
 ACQ-DT     LOT-NO    CB     INVEST      FED/STATE        UNITS/COST    UNREALIZED
02/25/00  2000056000  0                  66,666.90        4,400.0000        51,429 P
                                                             15.152

  *** TOTAL ***        82,461.69
```

Comerica

Comerica Bank

Institutional Trust
Client Administration M/C 3462
P. O. Box 75000
Detroit, Michigan 48275
FAX (313) 222-7041

April 3, 2003

Ms. Margaret Weber
Coordinator of Corporate Responsibility
Portfolio Advisory Board
Adrian Dominican Sisters
1257 East Siena Heights Drive
Adrian, Michigan 49221-1793

**RE: ADRIAN DOMINICAN SISTERS SHAREHOLDER ACCOUNT
ACCOUNT # 02-01-100-0291730**

Dear Ms. Weber:

In regard to your request for a verification of holdings, the above referenced account currently holds 200 shares of SYSCO common stock. The attached list indicates the date the stock was acquired.

Please feel free to contact me should you have any additional questions or concerns.

Sincerely,



Daniel J. Molnar
Vice President
(313) 222-7946

```
TA11 ____ __ AC 0291730 BK 02 01 100 AS __ 871829107 NA 070040 ______ TH ______
K1 ____________________ MG A001 K2 S200070755075                     ____ ID
04/03                                                                    08:09
                    - LOT DETAIL -
ADRIAN DOM SIS-SHAREHOLDER ACT          SYSCO

PRIN CASH         29,078.27             PRICE          26.84000   04/02/03
YTD ST GL         11,801.19             INC RATE         .440000000
YTD MT GL               .00             WRITE DOWN 2 LIFO
YTD LT GL         21,510.80             INV 176 DIRECTED BY CUSTOMER
ADM 001 DAN MOLNAR                      RS 12  WH 12 UNT          200.0000
 ACQ-DT     LOT-NO    CB    INVEST     FED/STATE    UNITS/COST    UNREALIZED
01/01/00  2000001000  0                 5,520.00      200.0000         152-P
                                                       27.600

  *** TOTAL ***        4,820.00
```

Rec'd. 5/28/03



—MARYKNOLL—SISTERS—

P.O. Box 311
Maryknoll, New York 10545-0311
Tel. (914)-941-7575

May 19, 2003 fax 914-923-0733

Mr. Richard J. Schneiders
Chair and Chief Executive Officer
SYSCO Corporation
1390 Enclave Parkway
Houston, TX 77077-2099

Dear Mr. Schneiders,

The Maryknoll Sisters of St. Dominic, Inc., are the beneficial owners of 100 shares of SYSCO Corporation. These shares have been held for over a year and the Sisters will maintain ownership at least until after the next annual meeting. A letter of verification of ownership is enclosed.

The Maryknoll Sisters are a Catholic missionary organization with nearly 700 sisters serving in over 30 countries. A number of sisters live in rural areas with farming communities and for years have shared the joys and hardships of their lives. They are concerned about the emergence of new biotechnologies, particularly the genetic engineering of seed and food, and what impact these may have on the traditions, culture and practices of farming communities. Maryknoll missionaries, as well as other faith-based organizations, are studying the impact of genetically engineered organisms: a few colleagues have called for a freeze on the proliferation of genetically engineered foods while the many questions about these products are studied.

As shareholders (and as purchasers of SYSCO products), the Sisters would like to know what SYSCO is doing and thinking about in regards to this issue.

I am hereby authorized, as the Maryknoll Sisters' representative, to notify you of the Sisters' intention to file the attached proposal requesting a report on Sysco's policies for food products containing genetically engineered ingredients. I submit this resolution for inclusion in the proxy statement, in accordance with Rule 14-a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934.

I am the contact for this resolution (as the representative of Trinity Health). Along with other interested shareholders, I look forward to discussing our concerns with you.

Sincerely,



Catherine Rowan
Corporate Responsibility Consultant
766 Brady Ave. Apt. 635
Bronx, NY 10462
enc

Scudder Private Investment Counsel

May 1, 2003

Sysco Corp
1390 Enclave Parkway
Houston, TX 77077-2099

REF: Stock Verifications – Maryknoll Sisters of St. Dominic, Inc.

To Whom It May Concern:

This certifies that the Maryknoll Sisters of St. Dominic, Inc. are the beneficial owners of 100 shares of Sysco Corp. These shares have been held for more than one year and will continue to be held at least through the next annual meeting.

Sincerely,



Karen Vannasdall
Assistant Vice President

600 Vine Street, Suite 2000
Cincinnati, OH 45202-4438

Tel 513 621 2733
Fax 513 621 7665
Toll Free 800 654 8522

Deutsche Bank 

Report on Impacts of Genetically Engineered Food
SYSCO

RESOLVED: Shareholders request that our Board review the Company's policies for food products containing genetically engineered (GE) ingredients and report to shareholders by March 2004. This report, developed at reasonable cost and omitting proprietary information, will identify the risks, financial costs (including opportunity costs) and benefits, and environmental impacts of the continued use of GE-ingredients in food products sold or manufactured by the company.

For the past three years several SYSCO institutional investors have presented concerns regarding GE to the company's attention.
While our Company agreed to form a task force to study issues surrounding GE food vis-à-vis SYSCO's operations, shareholders are not aware of any substantive report on this issue.
We urge that this report:

1) Identify the scope of the Company's products that are derived from or contain GE ingredients;
2) Outline a contingency plan for sourcing non-GE ingredients should circumstances so require.

We believe that in undertaking this review, SYSCO addresses issues of financial, legal and reputation risk, competitive advantage and brand name loyalty in the marketplace.

Supporting Statement:

- Crops engineered to produce pharmaceuticals/industrial chemicals could pollute the food system. Fearing that pollen from corn not approved for human consumption may have spread to nearby fields of ordinary corn, the U.S. Department of Agriculture ordered 155 acres of Iowa corn uprooted and incinerated (9/2002); 500,000 bushels of soybeans in Nebraska were quarantined due to contamination by small amounts of a test pharmaceutical/industrial crop (11/2002).
- The National Food Processors Association has stated (11/02): "There is an unacceptable risk to the food supply associated with the use of food and feed crops as 'factories' for the production of pharmaceuticals or industrial chemicals without mandatory regulations and necessary verification in place."
- The Grocery Manufacturers of America has called on the Food and Drug Administration (FDA) to implement stronger regulations for pharmaceuticals crops to ensure the safety and integrity of the U.S. food supply (2/2003).
- The National Academy of Sciences report (8/2002) *Animal Biotechnology: Science-Based Concerns* cautions that the current regulatory system is inadequate to address "potential hazards, particularly in the environmental area." (p.14)
- Biotechnology companies are encouraged—but not required—to submit safety-testing data to the FDA for its review. According to the Center for Science in the Public Interest (1/2003), the FDA lacks both the authority and the information to adequately evaluate the safety of GE foods.
- FDA does not assure the safety of GE products; it is the developer's responsibility to assure that the food is safe.
- In December 2002, StarLink corn, which is not approved for human consumption, was detected in a U.S. corn shipment to Japan. StarLink was first discovered to have contaminated U.S. corn supplies in September 2000, triggering a recall of 300 products. These instances illustrate the problem controlling GE crops and the sudden and costly impact on products and markets. An internal study conducted for Kellogg, ConAgra, Unilever and Aventis predicted "billions" of dollars in food industry losses.

AFG
MCN

Sisters of St. Joseph of Nazareth

PO Box 34 3427 Gull Road
Nazareth, MI 49074-0034
269-381-6290 fax: 269-381-4909
Email: Pwarbrit401@aol.com

May 12, 2003

Charles H. Cotros, CEO
Sysco Corporation
1390 Enclave Parkway
Houston, TX 77077

Dear Mr. Cotros:

The Sisters of St. Joseph of Nazareth, MI are 300 women based in Nazareth, MI. We work both in the U.S. and internationally. Our works are mainly in the health care field, education, and pastoral work. In support of our works and ourselves we maintain certain investments. At the same time we realize financial support from these investments we know our obligation to invest in a socially responsible manner. Inherent in that obligation is the responsibility to question the practices of companies we support.

We are concerned about the issue of genetic engineering of food and seed. We believe that this technology involves a high moral, social, physical and environmental risk, which ultimately may pose financial risk to the company.

Because Sysco Corporation is a leader in the food industry, we are co-filing the enclosed resolution for inclusion in the proxy statement under Rule 14 a-8 of the general rules and regulations of the Securities Exchange Act of 1934. Trinity Health of Farmington, MI serves as the primary filer on this resolution. We would appreciate your indication in the proxy statement that we are a cosponsor of this resolution.

We are owners of 500 shares of common stock in the company. Proof of ownership of shares of common stock is included, and it is our intent to maintain ownership of these shares through the date of the annual meeting.

Peace,



Patricia A. Warbritton S.S.J.
Treasurer


RECEIVED
MAY 16 2003
LEGAL

Report on Impacts of Genetically Engineered Food
Sysco Corporation

RESOLVED: Shareholders request that our Board review the Company's policies for food products containing genetically engineered (GE) ingredients and report to shareholders by March 2004. This report, developed at reasonable cost and omitting proprietary information, would identify the risks, financial costs (including opportunity costs) and benefits, and environmental impacts of the continued use of GE-ingredients in food products sold under the company's brand names or private labels.

Supporting Statement

There are indicators that genetically engineered agricultural products may be harmful to humans, animals, or the environment:

- For human health and environmental concerns, the European Union has proposed regulations to phase out by 2005 antibiotic-resistant marker genes, widely used to develop GE seeds;
- Research has shown that Bt crops are building up Bt toxins in the soil, with unknown long-term effects on soil ecology;
- The National Academy of Sciences (NAS) report, Genetically Modified Pest-Protected Plants, recommends improved methods for identifying potential allergens in genetically engineered pest-protected plants and found the potential for gaps in regulatory coverage (4/2000);
- The NAS report, *The Environmental Effects of Transgenic Plants*, called for "significantly more transparent and rigorous testing and assessment" of GE-plants(2/2002);
- Since fall 2000, hundreds of millions of dollars may have been spent by food companies in recalling food containing GE corn not approved for human consumption.

Markets for GE-foods are threatened by extensive resistance:

- Europe's larger food retailers have committed to removing GE-foods from their store-brand products, as have some U.S. retailers;
- In the UK, McDonald's Burger King, and KFC exclude GE soy and corn ingredients from their menus;
- McCain Foods of Canada announced it would no longer accept GE-Bt potatoes for their brand-name products (11/99);
- Gerber Products does not allow GE corn or soybeans in their baby foods;
- PepsiCo's Frito Lay asked farmers for only non-GE corn for their corn chips;
- Upon ratification by 50 countries, the Biosafety Protocol, signed by over 100 countries, will require that genetically engineered organisms (GEOs) intended for food, feed and processing must be labeled "may contain" GEOs. Countries can decide whether to import those commodities based on a scientific risk assessment;
- Countries around the world, including Brazil, Greece, and Thailand, have instituted moratoriums or banned importation of GE seeds and crops;
- Labeling of GE foods is required in the European Union, Japan, New Zealand, South Korea and Australia, and favored by 70-93% of people surveyed in over a dozen opinion polls in the U.S.

We urge that this report:

1) Identify the scope of the Company's products that are derived from or contain GE ingredients;
2) Outline a contingency plan for sourcing non-GE ingredients sould circumstances so require.

We believe that in undertaking this review, SYSCO addresses issues of financial, legal and reputational risk, competitive advantage, and brand name loyalty in the marketplace.



THE Vanguard GROUP.

Vanguard Brokerage Services
A Division of Vanguard Marketing Corporation



PATRICIA WARBRITTON
PO BOX 34
NAZARETH MI 49074-0034

Statement number: 043104055
(800) 345-1344 Brokerage Services
Account number: 43V-104055

Duplicate for the account of
SISTERS OF ST JOSEPH
OF NAZARETH
3427 GULL RD PO BOX13
NAZARETH MI 49074-0013

HOLDINGS CONTINUED

Stocks continued	Quantity / Account type	Current price	Current value	Estimated annual income	Estimated yield	Dividend status
SYSCO CORP SecurityID: SYY	500.00000 Cash	25.440000	12,720.00	220.00	1.7	Cash



THE Vanguard GROUP.

Vanguard Brokerage Services
A Division of Vanguard Marketing Corporation



PATRICIA WARBRITTON
PO BOX 34
NAZARETH MI 49074-0034

Statement number: 043104055
(800) 345-1344 Brokerage Services
Account number: 43V-104055

Duplicate for the account of
SISTERS OF ST JOSEPH
OF NAZARETH
3427 GULL RD PO BOX 13
NAZARETH MI 49074-0013

HOLDINGS CONTINUED

Stocks continued	Quantity / Account type	Current price	Current value	Estimated annual income	Estimated yield	Dividend status
SYSCO CORP SecurityID: SYY	500.00000 Cash	25.440000	12,720.00	220.00	1.7	Cash



THE Vanguard GROUP.

Vanguard Brokerage Services
A Division of Vanguard Marketing Corporation



JUDY SCHROEDER
PO BOX 34
NAZARETH MI 49074-0034

For prompt service when calling please provide your
Statement number: 043104055
(800) 992-8327 Brokerage Services
Account number: 43V-104055

Duplicate for the account of
SISTERS OF ST JOSEPH
OF NAZARETH
3427 GULL RD PO BOX 13
NAZARETH MI 49074-0013

HOLDINGS CONTINUED

Stocks continued	Quantity / Account type	Current price	Current value	Estimated annual income	Estimated yield	Dividend status
SYSCO CORP SecurityID: SYY	500.00000 Cash	30.000000	15,000.00	140.00	0.9	Cash
SecurityID: WAG	Cash					

9- 14
295156 423 406D M4 30X



Mercy Investment Program

Valerie Heinonen, o.s.u., Consultant, Corporate Social Responsibility
205 Avenue C, #10E ~ New York, NY 10009
Phone and Fax: 1-212-674-2542 ~ E-mail: heinonenv@juno.com

May 14, 2003

Richard J. Schneidets
Chair and Chief Executive Officer
Sysco Corporation
1390 Enclave Parkway
Houston, TX 77077

Dear Mr. Schneiders:

Following are the filing letters for the Dominican Sisters of Hope, Mercy Investment Program and Sisters of Mercy Regional Community of Detroit Charitable Trust together with one copy of a shareholder resolution addressing genetically engineered food products. I am faxing just one copy of the resolution in the interest of saving paper.

I will mail the materials to you today. In each case, the institution's investment manager or stock custodian has been asked to provide proof of ownership.

Thank you.

Yours truly,

Valerie Heinonen, o.s.u.
Consultant, Corporate Social Responsibility

5 p.

Mercy Investment Program

Valerie Heinonen, o.s.u., Consultant, Corporate Social Responsibility
205 Avenue C, #10E ~ New York, NY 10009
Telephone and Fax: 1-212-674-2542 ~ E-mail: heinonenv@juno.com

May 14, 2003

Mr. Richard J. Schneiders
Chair and Chief Executive Officer
SYSCO Corporation
1390 Enclave Parkway
Houston, TX 77077-2099

Dear Mr. Schneiders:

On behalf of the Mercy Investment Program, I am authorized to submit the following resolution which asks the Board to review Company policies for food products containing genetically engineered ingredients and report to shareholders by March 2004, for inclusion in the 2003 proxy statement under Rule 14 a-8 of the General Rules and Regulations of the Securities Exchange Act of 1934. Mercy Investment Program is cosponsoring the resolution with Trinity Health and others associated with the Interfaith Center on Corporate Responsibility. We would appreciate indication in the proxy statement that Mercy Investment Program is a cosponsor of the resolution.

Mercy Investment Program is the beneficial owner of more than 13,000 shares of Sysco stock. Verification of ownership is being sent to you. We plan to hold the stock at least until the time of the annual meeting and will be present in person or by proxy at that meeting.

Genetically engineered ingredients and food products are a growing concern. The recently filed WTO lawsuit is very likely to raise the level of attention by the general public no matter how it is settled. Shareholders will be affected, particularly when college and university students make the connections and see that their food services are provided by Sysco. The health and business aspects lead us to believe that the issue may be important to all Sysco shareholders.

We look forward to resuming our dialogue on this issue under coordination with Trinity Health.

Yours truly,



Valerie Heinonen, o.s.u.
Consultant, Corporate Social Responsibility

Report on Impacts of Genetically Engineered Food
SYSCO

RESOLVED: Shareholders request that our Board review the Company's policies for food products containing genetically engineered (GE) ingredients and report to shareholders by March 2004. This report, developed at reasonable cost and omitting proprietary information, will identify the risks, financial costs (including opportunity costs) and benefits, and environmental impacts of the continued use of GE-ingredients in food products sold or manufactured by the company.

For the past three years several SYSCO institutional investors have presented concerns regarding GE to the company's attention.
While our Company agreed to form a task force to study issues surrounding GE food vis-à-vis SYSCO's operations, shareholders are not aware of any substantive report on this issue.
We urge that this report:

1) Identify the scope of the Company's products that are derived from or contain GE ingredients;
2) Outline a contingency plan for sourcing non-GE ingredients should circumstances so require.

We believe that in undertaking this review, SYSCO addresses issues of financial, legal and reputation risk, competitive advantage and brand name loyalty in the marketplace.

Supporting Statement:

- Crops engineered to produce pharmaceuticals/industrial chemicals could pollute the food system. Fearing that pollen from corn not approved for human consumption may have spread to nearby fields of ordinary corn, the U.S. Department of Agriculture ordered 155 acres of Iowa corn uprooted and incinerated (9/2002); 500,000 bushels of soybeans in Nebraska were quarantined due to contamination by small amounts of a test pharmaceutical/industrial crop (11/2002).
- The National Food Processors Association has stated (11/02): "There is an unacceptable risk to the food supply associated with the use of food and feed crops as 'factories' for the production of pharmaceuticals or industrial chemicals without mandatory regulations and necessary verification in place."
- The Grocery Manufacturers of America has called on the Food and Drug Administration (FDA) to implement stronger regulations for pharmaceuticals crops to ensure the safety and integrity of the U.S. food supply (2/2003).
- The National Academy of Sciences report (8/2002) *Animal Biotechnology: Science-Based Concerns* cautions that the current regulatory system is inadequate to address "potential hazards, particularly in the environmental area." (p.14)
- Biotechnology companies are encouraged—but not required—to submit safety-testing data to the FDA for its review. According to the Center for Science in the Public Interest (1/2003), the FDA lacks both the authority and the information to adequately evaluate the safety of GE foods.
- FDA does not assure the safety of GE products; it is the developer's responsibility to assure that the food is safe.
- In December 2002, StarLink corn, which is not approved for human consumption, was detected in a U.S. corn shipment to Japan. StarLink was first discovered to have contaminated U.S. corn supplies in September 2000, triggering a recall of 300 products. These instances illustrate the problem controlling GE crops and the sudden and costly impact on products and markets. An internal study conducted for Kellogg, ConAgra, Unilever and Aventis predicted "billions" of dollars in food industry losses.



Mercy Investment Program

Valerie Heinonen, o.s.u., Consultant, Corporate Social Responsibility
205 Avenue C, #10E ~ New York, NY 10009
Phone and Fax: 1-212-674-2542 ~ E-mail: heinonenv@juno.com

May 14, 2003

Richard J. Schneiders
Chair and Chief Executive Officer
Sysco Corporation
1390 Enclave Parkway
Houston, TX 77077

Dear Mr. Schneiders:

Following are the filing letters for the Dominican Sisters of Hope, Mercy Investment Program and Sisters of Mercy Regional Community of Detroit Charitable Trust together with one copy of a shareholder resolution addressing genetically engineered food products. I am faxing just one copy of the resolution in the interest of saving paper.

I will mail the materials to you today. In each case, the institution's investment manager or stock custodian has been asked to provide proof of ownership.

Thank you.

Yours truly,

Valerie Heinonen, o.s.u.
Consultant, Corporate Social Responsibility

5 p.



Sisters of Mercy of the Americas
Hermanas de la Misericordia de las Américas

Regional Community of Detroit

May 14, 2003

Mr. Richard J. Schneiders
Chair and Chief Executive Officer
SYSCO Corporation
1390 Enclave Parkway
Houston, TX 77077-2099

Dear Mr. Schneiders:

On behalf of the Sisters of Mercy, Regional Community of Detroit Charitable Trust, I am authorized to submit the following resolution which asks the Board to review Company policies for food products containing genetically engineered ingredients and report to shareholders by March 2004, for inclusion in the 2003 proxy statement under Rule 14 a-8 of the General Rules and Regulations of the Securities Exchange Act of 1934. The Sisters of Mercy Charitable Trust is cosponsoring the resolution with Trinity Health and others associated with the Interfaith Center on Corporate Responsibility. We would appreciate indication in the proxy statement that Charitable Trust is a cosponsor of the resolution.

The Sisters of Mercy, Regional Community of Detroit Charitable Trust is the beneficial owner of more than 29,000 shares of Sysco stock. Verification of ownership is being sent to you. We plan to hold stock at least until the time of the annual meeting and will be present in person or by proxy at that meeting.

As we have indicated in our dialogues on this issue, we believe that genetically engineered ingredients and food products are a major health concern and, therefore, worthy of discussion by shareholders. During the past year, GE ingredients and food products received more attention, at least in print media, particularly with respect to labeling. We believe there are financial implications for the Sisters of Mercy should the price of Sysco stock be affected as a result of this increased attention and look forward to resuming our dialogue under coordination with Trinity Health.

Yours truly,



Valerie Heinonen, o.s.u.
Consultant, Corporate Social Responsibility

29000 Eleven Mile Road
Farmington Hills, MI 48336-1405
(248) 476-8000
Fax (248) 476-4222

Report on Impacts of Genetically Engineered Food
SYSCO

RESOLVED: Shareholders request that our Board review the Company's policies for food products containing genetically engineered (GE) ingredients and report to shareholders by March 2004. This report, developed at reasonable cost and omitting proprietary information, will identify the risks, financial costs (including opportunity costs) and benefits, and environmental impacts of the continued use of GE-ingredients in food products sold or manufactured by the company.

For the past three years several SYSCO institutional investors have presented concerns regarding GE to the company's attention.
While our Company agreed to form a task force to study issues surrounding GE food vis-à-vis SYSCO's operations, shareholders are not aware of any substantive report on this issue.
We urge that this report:

1) Identify the scope of the Company's products that are derived from or contain GE ingredients;
2) Outline a contingency plan for sourcing non-GE ingredients should circumstances so require.

We believe that in undertaking this review, SYSCO addresses issues of financial, legal and reputation risk, competitive advantage and brand name loyalty in the marketplace.

Supporting Statement:

- Crops engineered to produce pharmaceuticals/industrial chemicals could pollute the food system. Fearing that pollen from corn not approved for human consumption may have spread to nearby fields of ordinary corn, the U.S. Department of Agriculture ordered 155 acres of Iowa corn uprooted and incinerated (9/2002); 500,000 bushels of soybeans in Nebraska were quarantined due to contamination by small amounts of a test pharmaceutical/industrial crop (11/2002).
- The National Food Processors Association has stated (11/02): "There is an unacceptable risk to the food supply associated with the use of food and feed crops as 'factories' for the production of pharmaceuticals or industrial chemicals without mandatory regulations and necessary verification in place."
- The Grocery Manufacturers of America has called on the Food and Drug Administration (FDA) to implement stronger regulations for pharmaceuticals crops to ensure the safety and integrity of the U.S. food supply (2/2003).
- The National Academy of Sciences report (8/2002) *Animal Biotechnology: Science-Based Concerns* cautions that the current regulatory system is inadequate to address "potential hazards, particularly in the environmental area." (p.14)
- Biotechnology companies are encouraged—but not required—to submit safety-testing data to the FDA for its review. According to the Center for Science in the Public Interest (1/2003), the FDA lacks both the authority and the information to adequately evaluate the safety of GE foods.
- FDA does not assure the safety of GE products; it is the developer's responsibility to assure that the food is safe.
- In December 2002, StarLink corn, which is not approved for human consumption, was detected in a U.S. corn shipment to Japan. StarLink was first discovered to have contaminated U.S. corn supplies in September 2000, triggering a recall of 300 products. These instances illustrate the problem controlling GE crops and the sudden and costly impact on products and markets. An internal study conducted for Kellogg, ConAgra, Unilever and Aventis predicted "billions" of dollars in food industry losses.

CC: Ann Hells
Rec'd
6/2/03



BOSTON COMMON
ASSET MANAGEMENT, LLC

May 27, 2003

MCN

Mr. Richard J. Schneiders
Chair and Chief Executive Officer
SYSCO Corporation
1390 Enclave Parkway
Houston, TX 77077-2099

RE: Genetically Engineered Food Products

Dear Mr. Schneiders:

Boston Common Asset Management, LLC (Boston Common) holds approximately 10,000 shares of SYSCO Corporation. stock on behalf of clients whose portfolios seek to achieve social as well as financial objectives. Our clients believe that companies with a commitment to customers, employees, communities and the environment will prosper long-term. We believe SYSCO's continued use of genetically engineered food ingredients for its private label food products may create financial risks for the company should genetically engineered crops or foods prove harmful to humans, animals, or the environment. Boston Common is part of an investor coalition that for the past three years that has presented SYSCO our concerns about this issue. We are concerned, however, by the lack of progress in SYSCO's dialogue with its shareholders regarding the issue of genetically engineered foods.

Therefore, we are submitting the enclosed shareholder proposal for inclusion in the 2003 proxy statement, in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities Exchange Act of 1934. Boston Common is the beneficial owner, as defined in Rule 13d-3 of the Securities Exchange Act of 1934, of the above mentioned number of shares. Our clients have been shareholders for more than one year and verification of our ownership position will be forthcoming. We will continue to be an investor through the stockholder meeting. A representative of the filers will attend the stockholders' meeting to move the resolution as required by the SEC Rules. We are filing this resolution with other concerned investors including Trinity Health (Sisters of Mercy Regional Community of Detroit). Trinity Health will be the primary contact for the filers of this resolution.

We hope there might be an opportunity to reach an agreement with SYSCO prior to the annual meeting that would enable us to withdraw the shareholder resolution. We look forward to hearing from you. If you need to contact me, please call (617) 720-5557, or fax to (617) 720-5665, or send e-mail to sheim@bostoncommonasset.com. Best wishes for your continued success in serving all of your stakeholders.

Sincerely,

Steven Heim

Steven Heim
Director of Social Research

Encl. Resolution Text

Report on Impacts of Genetically Engineered Food
SYSCO

RESOLVED: Shareholders request that our Board review the Company's policies for food products containing genetically engineered (GE) ingredients and report to shareholders by March 2004. This report, developed at reasonable cost and omitting proprietary information, will identify the risks, financial costs (including opportunity costs) and benefits, and environmental impacts of the continued use of GE-ingredients in food products sold or manufactured by the company.

For the past three years several SYSCO institutional investors have presented concerns regarding GE to the company's attention.
While our Company agreed to form a task force to study issues surrounding GE food vis-à-vis SYSCO's operations, shareholders are not aware of any substantive report on this issue.
We urge that this report:

1) Identify the scope of the Company's products that are derived from or contain GE ingredients;
2) Outline a contingency plan for sourcing non-GE ingredients should circumstances so require.

We believe that in undertaking this review, SYSCO addresses issues of financial, legal and reputation risk, competitive advantage and brand name loyalty in the marketplace.

Supporting Statement:

- Crops engineered to produce pharmaceuticals/industrial chemicals could pollute the food system. Fearing that pollen from corn not approved for human consumption may have spread to nearby fields of ordinary corn, the U.S. Department of Agriculture ordered 155 acres of Iowa corn uprooted and incinerated (9/2002); 500,000 bushels of soybeans in Nebraska were quarantined due to contamination by small amounts of a test pharmaceutical/industrial crop (11/2002).
- The National Food Processors Association has stated (11/02): "There is an unacceptable risk to the food supply associated with the use of food and feed crops as 'factories' for the production of pharmaceuticals or industrial chemicals without mandatory regulations and necessary verification in place."
- The Grocery Manufacturers of America has called on the Food and Drug Administration (FDA) to implement stronger regulations for pharmaceuticals crops to ensure the safety and integrity of the U.S. food supply (2/2003).
- The National Academy of Sciences report (8/2002) *Animal Biotechnology: Science-Based Concerns* cautions that the current regulatory system is inadequate to address "potential hazards, particularly in the environmental area." (p.14)
- Biotechnology companies are encouraged—**but not required**—to submit safety-testing data to the FDA for its review. According to the Center for Science in the Public Interest (1/2003), the FDA lacks both the authority and the information to adequately evaluate the safety of GE foods.
- FDA does not assure the safety of GE products; it is the developer's responsibility to assure that the food is safe.
- In December 2002, StarLink corn, which is not approved for human consumption, was detected in a U.S. corn shipment to Japan. StarLink was first discovered to have contaminated U.S. corn supplies in September 2000, triggering a recall of 300 products. These instances illustrate the problem controlling GE crops and the sudden and costly impact on products and markets. An internal study conducted for Kellogg, ConAgra, Unilever and Aventis predicted "billions" of dollars in food industry losses.

Exhibit B

Press Releases

Jim Rogers (301) 734-8563
Beth Jones (202) 720-6959

USDA INVESTIGATES BIOTECH COMPANY FOR POSSIBLE PERMIT VIOLATIONS

WASHINGTON, Nov. 13, 2002—The U.S. Department of Agriculture's Animal and Plant Health Inspection Service, in close coordination with the Food and Drug Administration is investigating ProdiGene, Inc., of College Station, Texas, for violations of the Plant Protection Act.

During a compliance inspection in October 2002, APHIS found potential permit violations by ProdiGene at a site in Nebraska that had been used for small-scale field testing of genetically engineered corn in 2001. APHIS discovered tasseled volunteer corn plants growing in a soybean field that stands on the site of the 2001 field test. The presence of these plants is a violation of permit conditions. Following this discovery, APHIS instructed ProdiGene to remove the volunteer corn plants from the field, despite the fact that the corn plants did not have viable seed. However, the soybeans were harvested before all of the tasseled corn was removed. APHIS immediately placed a hold on the soybeans that were located at a single storage facility in Nebraska so that these materials would not enter the human or animal food chains.

APHIS also discovered possible permit violations at a ProdiGene 2001 test site in Iowa in September 2002. Volunteer tasseled corn plants were found growing in a soybean field and in a pile of volunteer corn plants removed from the field earlier in the season–both of which did not comply with permit conditions. At APHIS' request, and under APHIS supervision, ProdiGene has harvested and destroyed by incineration 155 acres of corn surrounding the field test site.

At the conclusion of the ongoing investigation into ProdiGene's regulatory permit compliance APHIS, in coordination with the FDA, will determine the appropriate enforcement action against ProdiGene.
Under the Federal Plant Protection Act, APHIS regulates the movement, importation and field release of genetically engineered plants. APHIS requires significant safeguards to prevent the unauthorized release of genetically engineered material. The Act provides criminal penalties for knowing violations as well as civil penalties. Any company or individual that violates the Act faces civil penalties of up to $250,000 per violation, or $500,000 per adjudication, and may have their permits revoked.

USDA has strengthened field-testing requirements for permits on genetically engineered traits that are not intended for commodity uses, such as pharmaceuticals, veterinary biologics and certain industrial products by adding new safeguards as a condition for all permits allowing the confined release of such products into the environment. These specific safeguards include comprehensive confinement procedures, performance standards, and required monitoring/auditing practices for ensuring that out-crossing or commingling with other seeds and commodities are prevented.

(http://aphisweb.aphis.usda.gov/lpa/news/2002/11/prodigene.html)

Exhibit C



Arnall Golden Gregory LLP

Direct phone: 404.873.8688
Direct fax: 404.873.8689
E-mail: joe.alley@agg.com
www.agg.com

May 22, 2003

VIA FACSIMILE (269) 381-4909,
FEDERAL EXPRESS AND FIRST CLASS MAIL

Ms. Patricia A. Warbritton, S.S.J., Treasurer
Sisters of St. Joseph of Nazareth
P.O. Box 34
3427 Gull Road
Nazareth, Michigan 49074-0034

Re: SYSCO Corporation

Dear Ms. Warbritton:

I am responding to your May 12, 2003 letter to SYSCO Corporation on behalf of the Sisters of St. Joseph of Nazareth, requesting inclusion of a shareholder proposal in SYSCO's 2003 Proxy Statement pursuant to Rule 14a-8 under the Securities Exchange Act of 1934, as amended.

Pursuant to Rule 14a-8, only eligible shareholders are entitled to submit proposals. In order to be eligible to submit a proposal, a shareholder must have continuously held at least $2,000 in market value, or 1%, of a company's securities entitled to be voted on the proposal at the meeting for at least one year by the date of submission of the proposal. If you are not a registered shareholder, you must submit to the Company a written statement from the record holder of your securities (usually a broker or bank) verifying that, at the time you submitted the proposal, you continuously held the securities for at least one year. Although you have included brokerage statements from Vanguard Brokerage Services, you have not included a letter from Vanguard Brokerage Services stating that they are the record holder of the securities listed on the statement and that you have held them for at least a year. In accordance with Rule 14a-8, you must mail or electronically transmit the required letter from the record holder of your securities not later than fourteen (14) calendar days from the date you first receive this letter. If you do not send the required letter from the record holder of your securities in the time required, SYSCO may, at its election, exclude your proposal from its proxy statement.

Please also note that SYSCO has received a request from another shareholder to include a proposal that is substantially duplicative of your proposal. As a result, since the other proposal was submitted prior to yours, SYSCO intends to ask the Securities & Exchange Commission to confirm that it will not object if SYSCO excludes your proposal pursuant to Rule 14a-8. Of course, if the written statement from the record holder of your securities is not received within fourteen (14) calendar days of your receipt of this letter, SYSCO may exclude your proposal for this reason.

1619476v1

SYSCO reserves all rights to assert any additional grounds that it may have for exclusion of your proposal at a later date.

Please address all further correspondence on this matter to me. I look forward to receiving your response.

Sincerely,

ARNALL GOLDEN GREGORY LLP



B. Joseph Alley, Jr.
BJA:js

cc: Michael Nichols, General Counsel
Ann F. Gullion, Corporate Counsel

Arnall Golden Gregory LLP

Direct phone: 404.873.8688
Direct fax: 404.873.8689
E-mail: joe.alley@agg.com
www.agg.com

May 22, 2003

VIA FACSIMILE (212) 674-2542,
FEDERAL EXPRESS AND FIRST CLASS MAIL

Ms. Valerie Heinonen, o.s.u.
Consultant, Corporate Social Responsibility
Mercy Investment Program
205 Avenue C, #10E
New York, New York 10009

Re: SYSCO Corporation

Dear Ms. Heinonen:

I am responding to your May 14, 2003 letter to SYSCO Corporation on behalf of the Mercy Investment Program, requesting the inclusion of a shareholder proposal in SYSCO's 2003 Proxy Statement pursuant to Rule 14a-8 promulgated under the Securities Exchange Act of 1934, as amended.

Pursuant to Rule 14a-8, only eligible shareholders are entitled to submit proposals. In order to be eligible to submit a proposal, a shareholder must have continuously held at least $2,000 in market value, or 1%, of a company's securities entitled to be voted on the proposal at the meeting for at least one year by the date of submission of the proposal. If you are not a registered shareholder, you must submit to the Company a written statement from the record holder of your securities (usually a broker or bank) verifying that, at the time you submitted the proposal, you continuously held the securities for at least one year. SYSCO has not yet received this written statement. In accordance with Rule 14a-8, you must mail or electronically transmit the required letter from the record holder of your securities not later than fourteen (14) calendar days from the date you first receive this letter. If you do not send the required letter from the record holder of your securities in the time required, SYSCO may, at its election, exclude your proposal from its proxy statement.

SYSCO reserves all rights to assert any additional grounds that it may have for exclusion of your proposal at a later date.

1619678v1

Please direct all further correspondence on this matter to me. I look forward to receiving your response.

Sincerely,

ARNALL GOLDEN GREGORY LLP



B. Joseph Alley, Jr.
BJA:js

cc: Michael Nichols, General Counsel
Ann F. Gullion, Corporate Counsel

Arnall Golden Gregory LLP

Direct phone: 404.873.8688
Direct fax: 404.873.8689
E-mail: joe.alley@agg.com
www.agg.com

May 22, 2003

VIA FACSIMILE (248) 476-4222,
FEDERAL EXPRESS AND FIRST CLASS MAIL

Ms. Valerie Heinonen, o.s.u.
Consultant, Corporate Social Responsibility
Sisters of Mercy of the Americas
29000 Eleven Mile Road
Farmington Hills, Michigan 48336-1405

Re: SYSCO Corporation

Dear Ms. Heinonen:

I am responding to your May 14, 2003 letter to SYSCO Corporation on behalf of the Sisters of Mercy of the Americas, requesting the inclusion of a shareholder proposal in SYSCO's 2003 Proxy Statement pursuant to Rule 14a-8 promulgated under the Securities Exchange Act of 1934, as amended.

Pursuant to Rule 14a-8, only eligible shareholders are entitled to submit proposals. In order to be eligible to submit a proposal, a shareholder must have continuously held at least $2,000 in market value, or 1%, of a company's securities entitled to be voted on the proposal at the meeting for at least one year by the date of submission of the proposal. If you are not a registered shareholder, you must submit to the Company a written statement from the record holder of your securities (usually a broker or bank) verifying that, at the time you submitted the proposal, you continuously held the securities for at least one year. SYSCO has not yet received this written statement. In accordance with Rule 14a-8, you must mail or electronically transmit the required letter from the record holder of your securities not later than fourteen (14) calendar days from the date you first receive this letter. If you do not send the required letter from the record holder of your securities in the time required, SYSCO may, at its election, exclude your proposal from its proxy statement.

SYSCO reserves all rights to assert any additional grounds that it may have for exclusion of your proposal at a later date.

1619469v1

Please direct all further correspondence on this matter to me. I look forward to receiving your response.

Sincerely,

ARNALL GOLDEN GREGORY LLP



B. Joseph Alley, Jr.
BJA:js

cc: Michael Nichols, General Counsel
Ann F. Gullion, Corporate Counsel

Arnall Golden Gregory LLP

Direct phone: 404.873.8688
Direct fax: 404.873.8689
E-mail: joe.alley@agg.com
www.agg.com

June 4, 2003

VIA FACSIMILE (617) 720-5665
UPS and FIRST CLASS MAIL

Mr. Steven Heim
Director of Social Research
Boston Common Asset Management, LLC
84 State Street, Suite 1000
Boston, Massachusetts 02109

Re: SYSCO Corporation

Dear Mr. Heim:

I am responding to your May 22, 2003 letter to SYSCO Corporation on behalf of Boston Common Asset Management, LLC, requesting inclusion of a shareholder proposal in SYSCO's 2003 Proxy Statement pursuant to Rule 14a-8 under the Securities Exchange Act of 1934, as amended.

Pursuant to Rule 14a-8, only eligible shareholders are entitled to submit proposals. In order to be eligible to submit a proposal, a shareholder must have continuously held at least $2,000 in market value, or 1%, of a company's securities entitled to be voted on the proposal at the meeting for at least one year by the date of submission of the proposal. If you are not a registered shareholder, you must submit to the Company a written statement from the record holder of your securities (usually a broker or bank) verifying that, at the time you submitted the proposal, you continuously held the securities for at least one year. In accordance with Rule 14a-8, you must mail or electronically transmit the required letter from the record holder of your securities not later than fourteen (14) calendar days from the date you first receive this letter. If you do not send the required letter from the record holder of your securities in the time required, SYSCO may, at its election, exclude your proposal from its proxy statement.

In addition, please confirm that Trinity Healty will be named as the primary proponent of your proposal and that you will be named only as a co-proponent.

SYSCO reserves all rights to assert any additional grounds that it may have for exclusion of your proposal at a later date.

1623080v1

Please address all further correspondence on this matter to me. I look forward to receiving your response.

Sincerely,

ARNALL GOLDEN GREGORY LLP



B. Joseph Alley, Jr.
BJA:js

cc: Michael Nichols, General Counsel
Ann F. Gullion, Corporate Counsel

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

August 12, 2003

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Sysco Corporation
Incoming letter dated July 1, 2003

The proposal requests that the board report on Sysco's policies relating to food products containing genetically engineered ingredients to identify the risks, financial costs and benefits, and environmental impacts of the continued use of GE-ingredients in products sold or manufactured by Sysco.

There appears to be some basis for your view that Sysco may exclude the Sisters of St. Joseph of Nazareth, Mercy Investment Program, Boston Common Asset Management, LLC and Sisters of Mercy, Regional Community of Detroit Charitable Trust as co-proponents under rule 14a-8(f). We note your representation that they failed to supply, within 14 days of receipt of Sysco's request, documentary support evidencing that they satisfied the minimum ownership requirements imposed by rule 14a-8(b). Accordingly, we will not recommend enforcement action to the Commission if Sysco omits the Sisters of St. Joseph of Nazareth, Mercy Investment Program, Boston Common Asset Management, LLC and Sisters of Mercy, Regional Community of Detroit Charitable Trust as co-proponents from its proxy materials in reliance on rules 14a-8(b) and 14a-8(f).

We are unable to concur in your view that Sysco may exclude the entire proposal under rule 14a-8(i)(3). However, there appears to be some basis for your view that portions of the supporting statement may be materially false or misleading under rule 14a-9. In our view, the proponent must:

- delete the sentence that begins "Crops engineered to product . . ." and ends ". . . pollute the food system";
- revise the sentence that begins "Fearing that pollen . . ." and ends ". . . uprooted and incinerated (9/2002)" to clarify that the U.S. Department of Agriculture "requested" the corn to be uprooted and incinerated;
- delete the two bulleted statements that begin "The National Food Processors Association . . ." and ends ". . . of the U.S. food supply (2/2003)"; and
- provide a citation to a specific source for the sentence that begins "An internal study . . ." and ends ". . . food industry losses."

Accordingly, unless the proponent provides Sysco with a proposal and supporting statement revised in this manner, within seven calendar days after receiving this letter, we will not recommend enforcement action to the Commission if Sysco omits only these portions of the supporting statement from its proxy statement in reliance on rule 14a-8(i)(3).

We are unable to concur in your view that Sysco may exclude the proposal under rule 14a-8(i)(6). Accordingly, we do not believe that Sysco may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(6).

Sincerely,



Grace K. Lee
Attorney-Advisor